

Mail Stop 4720

November 10, 2016

Todd A. Gipple
Executive Vice President,
Chief Operating Officer, and
Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265

> **Re:** **QCR Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 27, 2016**
> **File No. 333-214283**

Dear Mr. Gipple:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in Footnote (2) to the "Calculation of Registration Fee" table stating that you are including unsold securities covered by a prior registration statement in reliance on Rule 415(a)(6) of Regulation C. Rule 415(a)(6) is available to registrants to include on a new replacement registration statement securities that remain unsold on an expiring registration statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 212.24. Since the prior registration statement (Form S-3, File No.333-206622) was declared effective on October 5, 2015, it is not due to expire until October 2018. As such, reliance on Rule 415(a)(6) appears misplaced. Please note that Rule 429 of Regulation C allows registrants to combine two or more registration statements by filing one single prospectus in the latest

current registration, which approach appears to be more appropriate under these circumstances. Please advise or revise your disclosure accordingly.

Exhibit 5.1 – Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP

2.   Please have counsel revise enumerated opinion (3) to remove the assumption that the Debt Securities will be issued and sold in accordance with the provisions of a valid and binding purchase agreement. This qualification appears to "assume away" counsel's opinion that the Debt Securities will be binding obligations of the company. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No.19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any questions.

                                Sincerely,

                                /s/ Era Anagnosti

                                Era Anagnosti
                                Legal Branch Chief
                                Office of Financial Services

cc: Robert M. Fleetwood
        Barack Ferrazzano Kirschbaum
        & Nagelberg LLP